Filed Pursuant to Rule 433

Registration No: 333-134553

Preliminary Terms and Conditions, October 30, 2007                      Telephone: +1 212 528 1009

100% Principal Protected Lehman
Crude Oil-Linked Dual Participation Notes

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering.  Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details.  You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov with “Lehman Brothers Holdings Inc.” as a search term. You may also access the prospectus and Series I MTN prospectus supplement on the SEC web site as follows:

Series I MTN prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

Prospectus dated May 30, 2006:
http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

Alternatively, Lehman Brothers Inc. will arrange to send you the prospectus, Series I MTN prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative or 1-888-603-5847.

Issuer:	Lehman Brothers Holdings Inc. (A1/A+/AA-)

Issue Size:	[TBD]

CUSIP:	[TBD]

Trade Date:	[TBD]

Issue Date:	[Trade Date plus [5] Business Days]

Valuation Date:

[Maturity Date minus [5] Exchange Business Days], or if such date is not an Exchange Business Day, the immediately preceding Exchange Business Day; provided that, upon the occurrence of a Disruption Event, the Valuation Date may be postponed (as described in “Disruption Events” below).

Maturity Date:	[Issue Date plus [5] years], or if such date is not a Business Day, the immediately succeeding Business Day.

Issue Price:	100.0%

Crude Oil:	Light sweet crude oil

Redemption Amount:	A single U.S. dollar payment on the Maturity Date per $1,000 note equal to the following:
	$1,000 + ($1,000 x Upside Participation Rate x Crude Oil Return) $1,000 + ($1,000 x Downside Return Rate x[ –1 x Crude Oil Return])	If the Crude Oil Return is greater than or equal to 0.000% if the Crude Oil Return is less than 0.000%

Upside Participation Rate:	[100% – 150%]

Downside Return Rate:	[50%]

Crude Oil Return:
Final Crude Oil Price – Crude Oil Strike
Crude Oil Strike
expressed as a percentage (rounded to three decimal places):

Crude Oil Contract:	The first nearby month futures contract (or, in the case of the last trading day of the first nearby month contract, the second nearby month contract) for Crude Oil traded on the Relevant Exchange.

Crude Oil Price:

The official settlement price of the Crude Oil Contract, expressed as the U.S. dollar price per barrel of Crude Oil, as made public by the Relevant Exchange (subject to the occurrence of a Disruption Event).

Final Crude Oil Price:	The Crude Oil Price on the Valuation Date

Crude Oil Strike:	$ [TBD] (equal to the Crude Oil Price on the Trade Date)

Relevant Exchange

The NYMEX Division, or its successor, of the New York Mercantile Exchange, Inc., or its successor; or, if NYMEX is no longer the principal exchange or trading market for Crude Oil options or futures contracts, such other exchange or principal trading market for Crude Oil as determined in good faith by the Calculation Agent which serves as the source of prices for Crude Oil, and any principal exchanges where options or futures contracts on Crude Oil are traded.

Disruption Events:

If a Disruption Event identified in clauses (A), (B) or (C) below has occurred and is in effect on the scheduled Valuation Date, the Calculation Agent will calculate the Final Crude Oil Price on the immediately succeeding Exchange Business Day on which no Disruption Event occurs or is continuing; provided however that if a Disruption Event has occurred or is continuing on each of the three scheduled Exchange Business Days following the scheduled Valuation Date, then (a) that third scheduled Exchange Business Day shall be deemed the Valuation Date; and (b) the Calculation Agent will determine the Final Crude Oil Price on such day in its sole and absolute discretion taking into account the latest available quotation for the Crude Oil Price and any other information that in good faith it deems relevant.

If a Disruption Event identified in clauses (D) or (E) is in effect on the scheduled Valuation Date, the Calculation Agent will determine the Final Crude Oil Price on the scheduled Valuation Date in its sole and absolute discretion taking into account the latest available quotation for the Crude Oil Price and any other information that in good faith it deems relevant.

A “Disruption Event” means any of the following events, as determined in good faith by the Calculation Agent:

	(A)	the suspension of or material limitation on trading in the Crude Oil Contract or Crude Oil, or futures contracts or options related to the Crude Oil Contract or Crude Oil, on the Relevant Exchange;

(B)

either (i) the failure of trading to commence, or permanent discontinuance of trading, in the Crude Oil Contract or Crude Oil, or futures contracts or options related to the Crude Oil Contract or Crude Oil, on the Relevant Exchange, or (ii) the disappearance of, or of trading in, Crude Oil;

	(C)	the failure of the Relevant Exchange to publish the official daily settlement price for that day for the Crude Oil Contract (or the information necessary for determining the settlement price);

	(D)	the occurrence since the Trade Date of a material change in the content, composition, or constitution of Crude Oil or the Crude Oil Contract; or

	(E)	the occurrence since the Trade Date of a material change in the formula for or the method of calculating the settlement price of the Crude Oil Contract.

For the purpose of determining whether a Disruption Event has occurred:

(1)

a limitation on the hours in a trading day and/or number of days of trading will not constitute a Disruption Event if it results from an announced change in the regular business hours of the Relevant Exchange;

(2)

a suspension in trading on the Relevant Exchange (without taking into account any extended or after-hours trading session), in the Crude Oil Contract, by reason of a price change reflecting the maximum permitted price change from the previous trading day’s settlement price will constitute a Disruption Event; and

	(3)	a suspension of or material limitation on trading on the Relevant Exchange will not include any time when the Relevant Exchange is closed for trading under ordinary circumstances.

Exchange Business Day:

A day, as determined by the Calculation Agent, on which the Relevant Exchange is scheduled to be (or, but for the occurrence of a Disruption Event, would have been) open for trading during its regular trading session (notwithstanding the Relevant Exchange closing prior to its scheduled closing time).

Business Days:	New York

Underwriter:	Lehman Brothers Inc.

Calculation Agent:	Lehman Brothers Commodity Services Inc.

Denomination:	$1,000 and integral multiples of $1,000

Issue Type:	US MTN

Fees:		Price to Public(1)	Fees(2)	Proceeds to the Issuer
	Per note	$1,000	$30.00	$970.00
Total
(1)

The price to public includes Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates, which includes such affiliates expected cost of providing such hedge as well as the profit such affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2)

Lehman Brothers Inc. will receive commissions of $30.00 per $1,000 principal amount, or 3.00%, and may use all or a portion of these commissions to pay selling concessions or fees to other dealers. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to any hedges.

Risk Factors

An investment in the notes entails certain risks not associated with an investment in conventional floating rate or fixed rate medium-term notes. See “Risk Factors” in the Series I MTN prospectus supplement. In addition, the notes are subject to the further specific risks discussed below.

An investment in the notes is subject to risks associated with the performance of the price of light sweet crude oil

The notes do not bear interest, and your return on the notes will depend solely on the Crude Oil Return, which in turn depends on the Final Crude Oil Price.  While the Redemption Amount payable at maturity in the event that the Crude Oil Return is less than 0.000% on the Valuation Date (that is, the Final Crude Oil Price has declined relative to the Crude Oil Strike) will reflect a positive return, because the Downside Return Rate is less than the Upside Participation Rate, that return will be less than the return that would have been reflected in the Redemption Amount had the Crude Oil Return been greater than 0.000%.

Furthermore, if the Crude Oil Return is equal 0.00% on the Valuation Date (that is, the Final Crude Oil Price has not changed relative to the Crude Oil Strike), you will receive at maturity only the repayment of the principal you invested, with no additional return.

Because the notes are linked solely to the Crude Oil Contract, an investment in the notes will be less diversified than other notes linked to a broader range of commodities or products, and therefore could experience greater volatility and may carry risks similar to a concentrated securities or other investment in Crude Oil.  The price of Crude Oil is primarily affected by the global demand for and supply of Crude Oil. Demand for refined petroleum products by consumers, as well as the agricultural, manufacturing and transportation industries, affects the price of Crude Oil. Crude Oil’s end-use as a refined product is often as transport fuel, industrial fuel and in-home heating fuel. Potential for substitution in most areas exists, although considerations including relative cost often limit substitution levels. Because the precursors of demand for petroleum products are linked to economic activity, demand will tend to reflect economic conditions. Demand is also influenced by government regulations, such as environmental or consumption policies. In addition to general economic activity and demand, prices for Crude Oil are affected by political events, labor activity and, in particular, direct government intervention (such as embargos) or supply disruptions in major oil producing regions of the world. Such events tend to affect oil prices worldwide, regardless of the location of the event. Supply for Crude Oil may increase or decrease depending on many factors. These include production decisions by the Organization of Oil and Petroleum Exporting Countries and other crude oil producers. In the event of sudden disruptions in the supplies of oil, such as those caused by war, natural events, accidents or acts of terrorism, prices of oil futures contracts could become extremely volatile and unpredictable. Also, sudden and dramatic changes in the futures market may occur, for example, upon a cessation of hostilities that may exist in countries producing oil, the introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities. A decrease in the price of any of these commodities may have a material adverse effect on the Crude Oil Price and the return on an investment in the notes.

Many factors affect the market value of the notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

The market value of the notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the market value of the notes caused by another factor and the effect of one factor may exacerbate the decrease in the market value of the notes caused by another factor.  For example, the market value of the notes will be affected by changes in the level of interest rates, the time to maturity of the notes (and any associated “time premium”) and the credit ratings of Lehman Brothers Holdings Inc.  In addition, the market value of the notes will also be affected by certain specific factors, which are described in the following paragraphs (along with the expected impact on the market value of the notes given a change in that specific factor, assuming all other conditions remain constant).

The price of Crude Oil will affect the market value of the notes. It is expected that the market value of the notes will depend on where the Crude Oil Price is trading relative to the Crude Oil Strike.  Although the notes are principal-protected if held to maturity, if you choose to sell your notes prior to the Maturity Date, you may receive substantially less than the principal amount of the notes sold.

Suspension or disruptions of market trading in the commodity markets may adversely affect the value of the notes. The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. These circumstances could adversely affect the price of Crude Oil and, therefore, the value of your notes.

Changes in the volatility of Crude Oil and the Crude Oil Contract are expected to affect the market value of the notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of Crude Oil or the Crude Oil Contract decreases, the market value of the notes may be adversely affected. The volatility of Crude Oil and the Crude Oil Contract is affected by a variety of factors, including weather, governmental programs and policies, national and international political and economic events (including terrorist attacks and wars), changes in interest and exchange rates and trading activity in Crude Oil and futures contracts, including the Crude Oil Contract.

Active trading in crude oil options, futures contracts, options on futures contracts and underlying commodities may adversely affect the value of the notes.  Lehman Brothers Commodity Services Inc. and certain other affiliates of Lehman Brothers Holdings Inc., actively trade the Crude Oil Contract, Crude Oil and various commodities derived from crude oil on a spot and forward basis and other contracts and products in or related to crude oil (including the Crude Oil Contract) and such related commodities (including futures contracts, options on futures contracts and options and swaps on the underlying commodities).  Lehman Brothers Holdings Inc., Lehman Brothers Inc. or their affiliates may also issue or underwrite other financial instruments with returns indexed to the prices of crude oil or futures contracts on crude oil and derivative commodities. These trading and underwriting activities by Lehman

Brothers Holdings Inc., Lehman Brothers Inc., Lehman Brothers Commodity Services Inc. or their affiliates, or by unaffiliated third parties, could adversely affect the value of the Crude Oil Contract, which could in turn affect the return on and the value of the notes.

Membership on NYMEX.  Lehman Brothers Commodity Services Inc. is a member of NYMEX and, from time to time, employees of Lehman Brothers Commodity Services Inc. may serve on the NYMEX settlement committee and other committees. These activities could affect the settlement price of the Crude Oil Contract.

The inclusion in the original issue price of the broker’s fee and Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates is likely to adversely affect the value of the notes prior to maturity.

The original issue price of the notes includes the broker’s fee and Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates.  Such cost includes such affiliates’ expected cost of providing this hedge, as well as the profit these affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.  As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which a broker will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price.  In addition, any such prices may differ from values determined by pricing models used by a broker, as a result of such compensation or other transaction costs.

Lack of regulation by the CFTC.

The notes are debt securities that are direct obligations of Lehman Brothers Holdings Inc. The net proceeds to be received by Lehman Brothers Holdings Inc. from the sale of the notes will not be used to purchase or sell Crude Oil Contracts on the Relevant Exchange for the benefit of holders of the notes. The notes are not themselves Crude Oil Contracts, and an investment in the notes does not constitute either an investment in Crude Oil Contracts or in a collective investment vehicle that trades in Crude Oil Contracts or Crude Oil.

Unlike an investment in the notes, an investment in a collective investment vehicle that invests in commodities on behalf of its participants may be regulated as a commodity pool and its operator may be required to be registered with and regulated by the Commodity Futures Trading Commission (“CFTC”) as a “commodity pool operator” (“CPO”). Because the notes are not interests in a commodity pool, the notes will not be regulated by the CFTC as a commodity pool, Lehman Brothers Holdings Inc. will not be registered with the CFTC as a CPO, and you will not benefit from the CFTC’s or any non-U.S. regulatory authority’s regulatory protections afforded to persons who trade in commodities or who invest in regulated commodity pools.

The notes do not constitute investments by you in futures contracts traded on regulated futures exchanges.  Accordingly, you will not benefit from the CFTC’s or any other regulatory authority’s regulatory protections afforded to persons who trade in futures contracts on a regulated futures exchange.

You must rely on your own evaluation of the merits of an investment linked to Crude Oil.

In the ordinary course of their businesses, affiliates of Lehman Brothers Holdings Inc. may from time to time express views on expected movements in the price of Crude Oil. These views are sometimes communicated to clients who participate in Crude Oil or natural resource markets. However, these views, depending upon world-wide economic, political and other developments, may vary over differing time horizons and are subject to change. Moreover, other professionals who deal in Crude Oil or natural resource markets may at any time have significantly different views from those of Lehman Brothers Holdings Inc. or its affiliates.  In connection with your purchase of the notes, you should investigate Crude Oil or natural resource markets and not rely on views which may be expressed by Lehman Brothers Holdings Inc. or its affiliates in the ordinary course of their businesses with respect to future Crude Oil price movements.

You should make such investigation as you deem appropriate as to the merits of an investment linked to Crude Oil. Neither the offering of the notes nor any views which may from time to time be expressed by Lehman Brothers Holdings Inc. or its affiliates in the ordinary course of their businesses with respect to future Crude Oil price movements constitutes a recommendation as to the merits of an investment in your notes.

United States Federal Income Tax Treatment

Lehman Brothers Holdings Inc. intends to treat the notes as contingent payment debt instruments, as described under “Supplemental United States Federal Income Tax Consequences—Contingent Payment Debt Instruments” in the Series I MTN prospectus supplement.

Information on the Crude Oil Contract

The Futures Markets

An exchange-traded futures contract, such as the Crude Oil Contract, provides for the future purchase and sale of a specified type and quantity of a commodity. The contract provides for a specified settlement month in which the commodity is to be delivered by the seller. Rather than settlement by physical delivery of the commodity, futures contracts may be settled for the cash value of the right to receive or sell the specified commodity on the specified date.

Futures contracts are traded on organized exchanges such as NYMEX, known as “contract markets”, through the facilities of a centralized clearing house and a brokerage firm which is a member of the clearing house.  The clearing house guarantees the performance of each clearing member which is a party to a futures contract by, in effect, taking the opposite side of the transaction.  U.S. futures markets, as well as brokers and market participants, are subject to regulation by the CFTC.  Because the notes do not constitute futures contracts or commodity options subject to the Commodity Exchange Act, noteholders will not benefit from the aforementioned clearing house guarantees or the regulatory protections of the CFTC.

NYMEX is the largest exchange in the world for the trading of energy futures and options contracts, including contracts for crude oil, non-oxygenated gasoline, heating oil and natural gas, and is the largest exchange in North America for the trading of platinum group metals contracts. NYMEX conducts trading in its futures contracts through an open-outcry trading floor during the trading day and after hours through an internet-based electronic platform.

The Crude Oil Contract

The Redemption Amount payable on the Maturity Date will be determined by reference to the official settlement price on the Valuation Date of the Crude Oil Contract traded on NYMEX.  Lehman Brothers Holdings Inc. has derived all information regarding the Crude Oil Contract and NYMEX from publicly available sources. Such information reflects the policies of, and is subject to change without notice by, NYMEX.  Neither Lehman Brothers Holdings Inc. nor Lehman Brothers Inc. makes any representation or warranty as to the accuracy or completeness of such information.

The Crude Oil Price is displayed on Bloomberg under symbol “CL1” and on Reuters under symbol “0#CL”.

The Crude Oil Contract trades in units of 1,000 barrels and the delivery point is Cushing, Oklahoma. The Crude Oil Contract provides for delivery of several grades of domestic and internationally traded foreign crude oils. It may be settled by delivery of West Texas Intermediate, Low Sweet Mix, New Mexican Sweet, North Texas Sweet, Oklahoma Sweet or South Texas Sweet.

A “first nearby month” contract is the contract next scheduled for settlement. For example, as of October 30, 2007, the front-month light, sweet crude oil futures contract was the December 2007 futures contract, which is a contract for delivery of light, sweet crude oil in December 2007.

The following summarizes selected specifications relating to the Crude Oil Contract traded on the NYMEX:

Trading Unit:  1,000 U.S. barrels (42,000 gallons)

Price Quotation:  U.S. dollars and cents per barrel

Minimum Price Fluctuation:  $.01 per barrel ($10.00 per contract)

Maximum Daily Price Fluctuation: $10.00 per barrel ($10,000 per contract). If any contract is traded, bid, or offered at the limit for five minutes, trading is halted for five minutes. When trading resumes, the limit is expanded by $10.00 per barrel in either direction. If another halt were triggered, the market would continue to be expanded by $10.00 per barrel in either direction after each successive five-minute trading halt. There is no maximum price fluctuation limit during any one trading session.

Last Trading Day: Trading terminates at the close of business on the third business day prior to the 25th calendar day of the month preceding the delivery month. If the 25th calendar day of the month is a non-business day, trading shall cease on the third business day prior to the business day preceding the 25th calendar day.  For example, trading for the December 2007 futures contract, which is a contract for delivery of light, sweet crude oil in December 2007, will end on November 16, 2007.

Deliverable Grades: Specific domestic crudes with 0.42% sulfur by weight or less, not less than 37(degree) API gravity nor more than 42(degree) API gravity. The following domestic crude streams are deliverable: West Texas Intermediate, Low Sweet Mix, New Mexican Sweet, North Texas Sweet, Oklahoma Sweet, South Texas Sweet. Specific foreign crudes of not less than 34(degree) API nor more than 42(degree) API. The following foreign streams are deliverable: U.K. Brent and Forties, for which the seller shall receive a $.30 per barrel discount below the final settlement price; Norwegian Oseberg Blend is delivered at a $.55-per-barrel discount; Nigerian Bonny Light, Qua Iboe, and Colombian Cusiana are delivered at $.15 premiums.

Historical Prices

The following chart shows the daily closing price for the Crude Oil Contract on NYMEX from October 25, 2002 through October 26, 2007, using historical data obtained from Bloomberg Financial Services; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of these prices.  The historical data on Crude Oil Contract prices is not necessarily indicative of the future performance of Crude Oil Contract prices, the Final Crude Oil Price or what the value of the notes may be.  Fluctuations in Crude Oil Contract prices make it difficult to predict whether the Crude Oil Return will be greater or less than zero and, consequently, the Redemption Amount payable at maturity.  Historical fluctuations in Crude Oil Contract prices may be greater or lesser than fluctuations in the Crude Oil Contract price experienced by the holders of the notes.

Hypothetical Redemption Amount Payment Examples

The Redemption Amount payable on the Maturity Date will be determined by the Crude Oil Return, which is dependent on the Final Crude Oil Price.  If the Crude Oil Return is greater than or equal to 0.000% on the Valuation Date, the Redemption Amount per $1,000 note payable on the Maturity Date will equal $1,000 plus $1,000 times the product of the Upside Participation Rate and the Crude Oil Return.  If the Crude Oil Return is less than 0.000% on the Valuation Date, the Redemption Amount per $1,000 note payable on the Maturity Date will equal $1,000 plus $1,000 times the product of the Downside Return Rate and the absolute value of the Crude Oil Return (that is, –1 times the Crude Oil Return).

The table and examples below illustrate the hypothetical Redemption Amount at maturity per $1,000 principal amount of notes, based on hypothetical Final Crude Oil Prices (which will be determined on the Valuation Date) and the consequent range for the Crude Oil Return from +50.0% to –50.0% (i.e., from 50% appreciation to 50% depreciation in the Final Crude Oil Price relative to the Crude Oil Strike).  The table and examples below also assume hypothetical values for the Upside Participation Rate of 125%, the Downside Return Rate of 50% and the Crude Oil Strike of $90 (each of which will be determined on the Trade Date).  The following results are based solely on the hypothetical examples cited; the Crude Oil Strike, the Final Crude Oil Prices and associated Crude Oil Returns have been chosen arbitrarily for the purpose of these examples and should not be taken as indicative of the future performance of the Crude Oil Price.  Numbers in the table and examples below have been rounded to two decimal places for ease of analysis.

Final Crude Oil Price	Crude Oil Return(1)	Redemption Amount per $1,000 Note

$135.00	50.00%	$1,625.00
$126.00	40.00%	$1,500.00
$117.00	30.00%	$1,375.00
$108.00	20.00%	$1,250.00
$99.00	10.00%	$1,125.00
$94.50	5.00%	$1,062.50

$90.00	0.00%	$1,000.00

$85.50	–5.00%	$1,025.00
$81.00	–10.00%	$1,050.00
$72.00	–20.00%	$1,100.00
$63.00	–30.00%	$1,150.00
$54.00	–40.00%	$1,200.00
$45.00	–50.00%	$1,250.00

(1)  The Crude Oil Return is equal to the difference of the Final Crude Oil Price minus the Crude Oil Strike, divided by the Crude Oil Strike.

The following examples illustrate how the Redemption Amounts set forth in the table above are calculated.

Example 1: The Final Crude Oil Price is $117.00, an increase of 30.00% relative to the Crude Oil Strike, resulting in a Crude Oil Return of 30.00% and a Redemption Amount of $1,375.00 per $1,000 note.

Because the Crude Oil Return on the Valuation Date is greater than 0.000%, the Redemption Amount is equal to $1,000 + ($1,000 x Upside Participation Rate x Crude Oil Return), and is calculated as follows:

Redemption Amount = $1,000 + ($1,000 x 125% x 30.00%) = $1,375.00

Example 2: The Final Crude Oil Price is $90.00, unchanged relative to the Crude Oil Strike, resulting in a Crude Oil Return of 0.00% and a Redemption Amount of $1,000 per $1,000 note.

Because the Crude Oil Return on the Valuation Date is equal to 0.000%, the Redemption Amount is equal to $1,000 + ($1,000 x Upside Participation Rate x Crude Oil Return), and is calculated as follows:

Redemption Amount = $1,000 + ($1,000 x 125% x 0.00%) = $1,000.00

Example 3: The Final Crude Oil Price is $54.00, a decrease of 40.00% relative to the Crude Oil Strike, resulting in a Crude Oil Return of –40.00% and a Redemption Amount of $1,200.00 per $1,000 note.

Because the Crude Oil Return on the Valuation Date is less than 0.000%, the Redemption Amount is equal to $1,000 + ($1,000 x Downside Return Rate x [–1 x Crude Oil Return]), and is calculated as follows:

Redemption Amount = $1,000 + ($1,000 x 50% x [–1 x –40.00%]) = $1,200.00